UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

CASCADE CORPORATION

(Name of Subject Company (Issuer))

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

TOYOTA INDUSTRIES CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $.50 PER SHARE

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Hirotoshi Nakamura Group Manager International Legal Affairs Group Legal Department Toyota Industries Corporation 2-1, Toyoda-cho, Kariya-shi Aichi 448-8671, Japan +81-(0)###-##-####

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John M. Reiss

David M. Johansen

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$759,024,240.00	$103,530.91

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 11,199,400 shares of voting common stock, par value $.50 per share (outstanding as of October 18, 2012). The transaction value also includes the aggregate offer price for (i) 91,750 shares issuable pursuant to outstanding options with an exercise price less than $65.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $65.00 minus such exercise price and (ii) 899,568 stock appreciation rights outstanding with a base price less than $65.00 per stock appreciation right, which is calculated by multiplying the number of shares underlying such outstanding stock appreciation rights at each base price therefor by an amount equal to $65.00 minus such base price.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $103,530.91	Filing Party: Toyota Industries Corporation and Industrial Components and Attachments II, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”) and (ii) Parent, for all of the outstanding shares of common stock, par value $.50 per share (the “Shares”), of Cascade Corporation, an Oregon corporation (the “Company”), at a price of $65.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 2, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer Documents.”

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately after the paragraph of the sub-section captioned “Shareholder Litigation.”

“On November 2, 2012, a purported shareholder class action complaint was filed in Multnomah County Circuit Court in the State of Oregon, captioned Joseph Polyak v. Cascade Corporation, et al., Case No. 1211-13933. The complaint names as defendants, the Company, each member of the Company Board (the “Individual Defendants”), Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that each of the Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by, initiating a sales process that undervalued the Company, vesting themselves with benefits not shared equally by the public shareholders, capping the price of the Company at a level that does not adequately reflect the Company’s true value and failing to ensure a fair process and maximization of shareholder value. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated) and the payment of plaintiffs’ attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiffs allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(7).”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(7)	Class Action Complaint dated November 2, 2012 (Joseph Polyak v. Cascade Corporation, et. al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

By	/s/ Kyoichi Maruyama
Name:	Kyoichi Maruyama
Title:	Sole Officer

Date:	November 6, 2012

TOYOTA INDUSTRIES CORPORATION

By	/s/ Akira Onishi
Name:	Akira Onishi
Title:	Senior Managing Director

Date:	November 6, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 2, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Cascade Corporation and Toyota Industries Corporation, dated October 22, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Toyota Industries Corporation with the Securities and Exchange Commission on October 22, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012.*

(a)(1)(H)	Letter to Savings and Investment Plan Participants.*

(a)(5)	Press Release of Toyota Industries Corporation, dated November 2, 2012.*

(a)(6)	Class Action Complaint dated November 1, 2012 (Ibew Local 98 Pension Fund v. Cascade Corporation, et. al.).*

(a)(7)	Class Action Complaint dated November 2, 2012 (Joseph Polyak v. Cascade Corporation, et. al.).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2012, by and between Toyota Material Handling, U.S.A., Inc. and Cascade Corporation.*

(g)	None.

(h)	None.

*	Previously filed

4